Exhibit 99.1

Cenovus closes transaction to combine with Husky

Calgary, Alberta (January 4, 2021) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) is pleased to announce that its strategic combination with Husky Energy Inc. has closed. The transaction creates a resilient integrated energy leader that is well positioned to provide superior returns for investors over the long term, as well as strong environmental, social and governance (ESG) performance.

The transaction was completed through a definitive arrangement agreement announced on October 25, 2020 under which Cenovus and Husky agreed to combine in an all-stock transaction. Pursuant to the transaction agreement, Husky common shareholders received 0.7845 of a Cenovus common share and 0.0651 of a Cenovus common share purchase warrant in exchange for each Husky common share. In addition, Husky preferred shareholders exchanged each Husky preferred share for one Cenovus preferred share with substantially identical terms.

Cenovus common shares remain listed on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the ticker symbol CVE. The Cenovus warrants have been listed on the Toronto and New York exchanges under the ticker symbols (TSX: CVE.WT) and (NYSE: CVE WS). The Cenovus preferred shares Series 1, Series 2, Series 3, Series 5 and Series 7 have been listed on the TSX under the ticker symbols CVE.PR.A, CVE.PR.B, CVE.PR.C, CVE.PR.E and CVE.PR.G. The Cenovus warrants and Cenovus preferred shares are expected to commence trading on the TSX at the opening of market on January 6, 2021 and the Cenovus warrants are expected to begin trading on the NYSE at the opening of market on January 6, 2021. The Husky common shares and preferred shares are expected to be delisted by the TSX at the close of market on January 5, 2021.

With the close of the transaction, Husky has become a wholly owned subsidiary of Cenovus and will remain as such until completion of a planned amalgamation among the two entities. Upon amalgamation, Cenovus will become the obligor under Husky’s existing long-term notes and other direct obligations. The combined company will continue to be headquartered in Calgary.

“This is an exciting day for Cenovus as we become a leaner, stronger, more fully integrated oil and natural gas company that is exceptionally well-positioned to weather the current environment and be an energy leader in the years ahead,” said Alex Pourbaix, Cenovus President & Chief Executive Officer. “With the closing of this transaction, we will focus on safely and efficiently integrating the assets and teams of these two great companies while working to realize the $1.2 billion in synergies we’ve identified. These cost and capital efficiencies, combined with our strong portfolio of well-matched upstream production, midstream and downstream assets as well as improved financial strength, are expected to generate strong value for our shareholders.”

The combination creates Canada’s third largest crude oil and natural gas producer, based on total company production, with about 750,000 barrels of oil equivalent per day (BOE/d) of low-cost oil and natural gas production. Cenovus is also now the second largest Canadian-

based refiner and upgrader, with total North American upgrading and refining capacity of approximately 660,000 barrels per day (bbls/d). In addition, the company has access to about 265,000 bbls/d of current takeaway capacity from Alberta on existing major pipelines, 305,000 bbls/d of committed capacity on planned pipelines and 16 million barrels of crude oil storage capacity as well as strategic crude-by-rail assets that provide takeaway optionality.

The commitments both Cenovus and Husky have made to world-class safety performance and ESG leadership will remain core to the combined company. This includes an ongoing commitment to transparent performance reporting, an ambition to achieve net zero emissions by 2050 and a plan to set ambitious new ESG targets for the combined company later this year.

“I want to thank and congratulate everyone at Cenovus and Husky for their dedication and hard work in bringing this transaction to a successful conclusion,” Pourbaix said. “This is truly one of the most significant developments in the history of our two companies, and in the history of the Canadian energy industry, for that matter.”

Cenovus expects to provide additional details on its future plans with the release of its 2021 capital budget and updated corporate guidance in late January. Fourth quarter and year-end financial and operating results for both Cenovus and Husky Energy are scheduled for release in mid-February.

ADVISORY

Basis of Presentation

All financial figures and information have been prepared in Canadian dollars (which includes references to “dollars” and “$”), except where another currency has been indicated, and in accordance with International Financial Reporting Standards (“IFRS” or “GAAP”) as issued by the International Accounting Standards Board. Production volumes are presented on a before royalties basis.

Barrels of Oil Equivalent

Natural gas volumes have been converted to barrels of oil equivalent (“BOE”) on the basis of six Mcf to one barrel (“bbl”). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Note Regarding Forward-Looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995, about Cenovus's current expectations, estimates and projections about the future of the combined company, based on certain assumptions made in light of experiences and perceptions of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

This forward-looking information is identified by words such as “achieve”, “ambition”, “capacity”, “committed”, “commitment”, “continue”, “expect”, “focus”, “plan”, “position”, “provide”, “remain”, “target”, “will”, or similar expressions and includes suggestions of future outcomes, including statements about: the ability of the combined company to provide superior returns and strong value for investors over the long term as well as strong ESG performance; the planned amalgamation of Husky and Cenovus; the combined company weathering the current environment and being an energy leader; safely and efficiently integrating the assets and teams; realizing $1.2 billion in identified synergies; total company production of about 750,000 BOE/d; daily refining capacity of approximately 660,000 bbls/d; commitment to world-class safety performance; commitment to ESG leadership, including ambitious targets and transparent reporting; reaching the company’s ambition of net zero emissions by 2050 and setting new ESG targets; and expectations for the commencement of trading of the Cenovus warrants on the TSX and the NYSE and the Cenovus preferred shares on the TSX and the delisting of the Husky common shares and preferred shares by the TSX.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus, Husky and the combined company and others that apply to the industry generally. The factors or assumptions on which the forward-looking information are based include, but are not limited to: the combined company's ability to successfully integrate the businesses of Cenovus and Husky; access to sufficient capital to pursue any development plans associated with full ownership of Husky; the impacts the transaction may have on the credit ratings of the combined company following closing; the amalgamation of Husky and Cenovus, and the resulting assumption of Husky’s obligations by Cenovus; forecast commodity prices, light-heavy crude oil price differentials and other assumptions; projected capital investment levels, the flexibility of capital spending plans and associated sources of funding; achievement of further cost reductions and sustainability thereof; applicable royalty regimes, including expected royalty rates; future improvements in availability of product transportation capacity; increases to the combined company's share price and market capitalization over the long term; cash flows, cash balances on hand and access to credit and demand facilities being sufficient to fund capital investments; foreign exchange rate, including with respect to the combined company's US$ debt and refining capital and operating expenses; the WTI-WCS differential in Alberta remaining largely tied to the extent to which voluntary economically driven supply cuts are made, the potential start-up of Enbridge Inc.’s Line 3 Replacement Program, the completion of the Trans Mountain Expansion and Keystone XL projects, and the level of crude-by-rail activity; the ability of the combined company's refining capacity, dynamic storage, existing pipeline commitments and financial hedge transactions to partially mitigate a portion of the combined company's WCS crude oil volumes against wider differentials; accounting estimates and judgments; future use and development of technology and associated expected future results; the combined company's ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects or stages thereof; the ability to generate sufficient cash flow to meet current and future obligations; estimated abandonment and reclamation costs, including associated levies and regulations applicable thereto; the combined company’s ability to reach its ambition of net zero emissions by 2050 and to set new ESG targets; the combined company's ability to obtain and retain qualified staff and equipment in a timely and cost-efficient manner; the combined company's ability to carry out transactions on the desired terms and within the expected timelines; forecast inflation and other assumptions inherent in the current guidance of Cenovus; expected impacts of the contingent payment to ConocoPhillips; alignment of realized WCS and WCS prices used to calculate the contingent payment to ConocoPhillips; the combined company's ability to access and implement all technology necessary to efficiently and effectively operate its assets; the continued satisfaction by Cenovus of applicable TSX and NYSE requirements; and other risks and uncertainties described from time to time in the filings made by Cenovus and Husky with securities regulatory authorities.

The risk factors and uncertainties that could cause actual results to differ materially from the anticipated results or expectations expressed in this press release, include: the ability of the combined company to realize the anticipated benefits of, and synergies from, the transaction and the timing thereof; failure to achieve and sustain future cost reductions; the ability of Cenovus and Husky to amalgamate; the timing of the commencement and completion of construction activities, first production and sales, if at all; the impacts of a changing risk profile and possible subjection to a credit rating review, which may result in a downgrade or negative outlook being assigned to the combined company; the potential exposure to political, economic or social instability related to international operations; potential undisclosed liabilities unidentified during the due diligence process; the accuracy of the pro forma financial information of the combined company after the transaction; the interpretation of the transaction by tax authorities; the success of business integration; the focus of management's time and attention on integration and other disruptions arising from the transaction; the ability to access or implement some or all of the technology necessary to efficiently and effectively operate the assets and achieve expected future results; volatility of and other assumptions regarding commodity prices; the duration of the market downturn; a resurgence in cases of COVID-19, which has occurred in certain locations and the possibility of which in other locations remains high and creates ongoing uncertainty that could result in restrictions to contain the virus being re-imposed or imposed on a more strict basis, including restrictions on movement and businesses; the extent to which COVID-19 impacts the global economy and harms commodity prices; the extent to which COVID-19 and fluctuations in commodity prices associated with COVID-19 impacts the business, results of operations and financial condition, all of which will depend on future developments that are highly uncertain and difficult to predict, including, but not limited to, the duration, spread and severity of the pandemic, the actions taken to contain COVID-19 or treat its impact, the effectiveness and implementation of COVID-19 vaccinations and how quickly economic activity normalizes; the success of new COVID-19 workplace policies and the ability of people to return to workplaces; continued liquidity being sufficient to sustain operations through a prolonged market downturn; the WTI-WCS differential in Alberta does not remain largely tied to the extent to which voluntary economically driven supply cuts are made, the potential start-up of Enbridge Inc.’s Line 3 Replacement Program, the completion of the Trans Mountain Expansion and Keystone XL projects, and the level of crude-by-rail activity; the ability to achieve lower transportation costs as a result of temporarily suspending the crude-by-rail program; the ability to realize the expected impacts of the capacity to store within oil sands reservoirs barrels not yet produced, including possible inability to time production and sales at later dates when pipeline and/or storage capacity and crude oil differentials have improved; the effectiveness of risk management programs, including the impact of derivative financial instruments, the success of hedging strategies and the sufficiency of liquidity positions; the accuracy of cost estimates regarding commodity prices, currency and interest rates; lack of alignment of realized WCS prices and WCS prices used to calculate Cenovus's contingent payment to ConocoPhillips; product supply and demand; accuracy of share price and market capitalization assumptions; market competition, including from alternative energy sources; risks inherent in marketing operations, including credit risks, exposure to counterparties and partners, including ability and willingness of such parties to satisfy contractual obligations in a timely manner; risks inherent in the operation of a crude-by-rail terminal, including health, safety and environmental risks; the ability to maintain desirable ratios of net-debt-to-adjusted-EBITDA as well as net debt to capitalization; the ability to access various sources of debt and equity capital, generally, and on acceptable terms; the ability to finance growth and sustaining capital expenditures; changes in credit ratings applicable to the parties or any of their securities; changes to dividend plans; the ability to utilize tax losses in the future; accuracy of reserves, future production and future net revenue estimates; accuracy of accounting estimates and judgments; the ability to replace and expand oil and gas reserves; potential requirements under applicable accounting standards for impairment or reversal of estimated recoverable amounts of some or all of the assets or goodwill from time to time; the ability to maintain relationships with partners and to successfully manage and operate integrated businesses; reliability of assets including in order to meet production targets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; the occurrence of unexpected events such as fires, severe weather conditions, explosions, blow-outs, equipment failures, transportation incidents and other accidents or similar events; refining and marketing margins; cost escalations, including inflationary pressures on operating costs, including labour, materials, natural gas and other energy sources used in oil sands processes and increased insurance deductibles or premiums; potential failure of products to achieve or maintain acceptance in the market; risks associated with fossil fuel industry reputation and litigation related thereto; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining of bitumen and/or crude oil into petroleum and chemical products; risks associated with technology and equipment, including potential cyberattacks; risks associated with climate change and assumptions relating thereto; the combined company’s ability to reach its ambition of net zero emissions by 2050 and to set new ESG targets; the timing and the costs of well and pipeline construction; the ability to secure adequate and cost effective product transportation including sufficient pipeline, crude-by-rail, marine or alternate transportation, including to address any gaps caused by constraints in the pipeline system or storage capacity; availability of, and the ability to attract and retain, critical talent; possible failure to obtain and retain qualified staff and equipment in a timely and cost efficient manner; changes in labour relationships; changes in the regulatory framework in any of the locations in which Cenovus or Husky operate, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon, climate change and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards; changes in general economic, market and business conditions; the impact of production agreements among OPEC and non-OPEC members; the political and economic conditions in the countries in which Cenovus and Husky operate or supply; the occurrence of unexpected events such as pandemics, war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits, shareholder proposals and regulatory actions.

Readers are cautioned that the foregoing lists of factors are not exhaustive. Events or circumstances could cause the combined company's actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information. Readers should carefully consider the risk factors discussed in each of Cenovus's and Husky's Management's Discussion and Analysis (MD&A) and Annual Information Form (AIF) for the year ended December 31, 2019 and MD&A for the three and nine months ended September 30, 2020, which discussions are incorporated by reference herein. The information contained on Cenovus's website is not incorporated by reference into this news release. The reference to Cenovus's website is intended to be an inactive textual reference.

You should not place undue reliance on the forward-looking information contained in this news release, as actual results achieved will vary from the forward-looking information provided herein and the variations may be material. Cenovus makes no representation that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Furthermore, the forward-looking information contained in this news release is made as of the date of this news release. Except as required by applicable securities law, Cenovus undertakes no obligation to update publicly or otherwise revise any forward-looking information or the foregoing list of factors affecting those statements, whether as a result of new information, future events or otherwise or the foregoing lists of factors affecting this information.

This cautionary statement qualifies all forward-looking information contained in this news release. The prospective financial information included in this news release has been prepared by, and is the responsibility of, management of Cenovus.

Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus shares trade under the symbol CVE and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

Find Cenovus on Facebook, Twitter, LinkedIn, YouTube and Instagram.

CENOVUS CONTACTS:

Investor Relations Investor Relations general line 403-766-7711	Media Relations Media Relations general line 403-766-7751